UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Northfield Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66611L 105

(CUSIP Number)

Ned Quint, Esq.

Luse Gorman Pomerenk & Schick

A Professional Corporation

Suite 780

5335 Wisconsin Avenue, N.W.

Washington, D.C. 20015

(202) 274-2000

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

November 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

(Continued on following pages)

Page 1 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northfield Bancorp, MHC EIN: 26-1384923
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 25,346,385
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 25,346,385
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,346,385
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.05%
14.	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, par value $0.01 per share (“Common Stock”), of Northfield Bancorp, Inc., a Federal corporation (the “Issuer”) and sole stockholder of Northfield Bank (the “Bank”). The address of the Issuer’s principal executive office is 1731 Victory Boulevard, Staten Island, New York 10314.

Item 2. Identity and Background

This Schedule is filed on behalf of Northfield Bancorp, MHC, a federally chartered mutual holding company (the “Company”). The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock. The business address of the Company is 1731 Victory Boulevard, Staten Island, New York 10314.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
John W. Alexander	Chairman, President and Chief Executive Officer of the Company, the Issuer and the Bank
John R. Bowen	Retired
Annette Catino	President and Chief Executive Officer, QualCare Alliance Networks, Inc.
Gil Chapman	Prior owner and operator, Island Ford, Inc.
John P. Connors, Jr.	Managing partner, Connors & Connors, P.C.
John J. DePierro	Healthcare consultant
Kenneth J. Doherty	Executive Vice President of the Company, the Issuer and the Bank
Steven M. Klein	Chief Operating Officer and Chief Financial Officer of the Company, the Issuer and the Bank
Susan Lamberti	Retired
Albert J. Regen	Retired
Patrick E. Scura, Jr.	Retired
Michael J. Widmer	Executive Vice President of the Company, the Issuer and the Bank

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer was formed in October 2007 for the purpose of becoming the stock holding company of the Bank and the Company was formed in October 2007 for the purpose of becoming the mutual holding company parent of the Issuer. On November 7, 2007 and pursuant to the Issuer’s Stock Issuance Plan (the “Plan”), 24,641,684 shares of Common Stock were issued to the Company, 896,061 shares were issued to Northfield Bank Foundation, and 19,265,316 shares of Common Stock were issued to depositors and the Bank’s tax-qualified employee stock benefit plans of the Bank (the “Stock Offering”). On November 2, 2012, the Issuer issued 704,701 shares of Issuer common stock to the Company in connection with Issuer’s acquisition of Flatbush Federal Bancorp, MHC (“Flatbush MHC”), Flatbush Federal Bancorp, Inc. (“Flatbush Bancorp”) and Flatbush Federal Savings and Loan Association (“Flatbush Federal”), as described below.

Item 4. Purpose of Transaction

On March 13, 2012, the Company and Flatbush MHC entered into an agreement and plan of merger (the “Merger Agreement”), as subsequently amended. Pursuant to the Merger Agreement, effective November 2, 2012, Flatbush MHC was merged into the Company, with the Company surviving, and immediately thereafter, Flatbush Bancorp was merged into the Issuer, with the Issuer surviving, and Flatbush Federal was merged into the Bank, with the Bank surviving (collectively, the MHC Merger, the Holding Company Merger and the Bank Merger are referred to as the “Merger”).

Pursuant to the Merger Agreement, upon completion of the Merger, the Issuer issued to the Company a number of shares of Issuer’s common stock to reflect the value of Flatbush MHC that was transferred, on behalf of Flatbush Federal depositors, to the Company. The number of Issuer shares that were issued to the Company equaled the number of Flatbush Bancorp shares held by Flatbush MHC multiplied by 0.4748 (rounded down for cash-in-lieu of fractional shares).

Item 5. Interest in Securities of the Issuer

a. Upon completion of the issuance of the 704,701 shares of Issuer common stock to the Company, as of November 2, 2012, the Company directly and beneficially owned 25,346,385 shares of the Issuer’s Common Stock, which represented 61.05% of the issued and outstanding shares of Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of November 2, 2012, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders are a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

NORTHFIELD BANCORP, MHC

By:	/s/ Steven M. Klein
Steven M. Klein
Chief Operating Officer & Chief Financial Officer

Date: November 9, 2012